August 18, 2005

Jason Wynn, Esq.
Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, NW
Washington, D.C. 20549-0405

VIA COURIER

Dear Mr. Wynn:

On behalf of Grandview Gold Inc. (the "Company"), I hereby enclose (i) four (4) copies of Amendment No. l to the Company's Registration Statement on Form 20-F, dated August 18, 2005 ("Amendment"), and (ii) four copies of the Amendment marked to show the changes from the original submission.

Responses to the comments to the Staff's June 6, 2005 comment letter ("Comment Letter") are addressed individually and located as follows:

Comment 1:	The changes in the Amendment have been made in all applicable locations in the document.

Comment 2:	The disclosures in the Amendment have been updated throughout to the latest practicable date.

Comment 3:

3(a).	Pages 4-11. The amended risk factors can be found throughout this section of the amended document.

3(b).	Page 4. The emphasis of the added risk factor is found within the title caption.

3(c).	The extraneous risk factors have been deleted.

Comment 4:	The Risk Factor headings have been revised to more clearly identify the risks being discussed.

Comment 5:	The Risk Factors have been revised to state more clearly the extent of the risks discussed.

Comment 6:
Page 5. More detail has been added regarding the Pony Creek property, under two titles  "If We Do Not Make Substantial Payments in the Next Two Years, We Could Lose Our  Right to Acquire a 60% Interest in the Pony Creek/Elliott Dome Property" and "We  Could Lose our Interest in the Pony Creek/Elliott Dome Property if Mill City Defaults on  its Obligations".

Comment 7:	Pages 7 & 15. The explanation of the Adverse Risks references the reader to Item 4B. The specific detail is found on pages 22 and 23, the final three paragraphs of the section.

400 - 56 Temperance Street	Phone: 416-409-8245
Toronto, Ontario, M5H 3V5	Email: info@grandviewgold.com

Grandview Gold Inc.	August 18, 2005

Comment 8:	Pages 11-12. We have indicated within the Amendment that the original reason for each cease trade order was for failure to comply with timing rules for filing of the Company's financial data.

Comment 9:	Page 12. We have indicated reasons for the change in business focus during the Company's development. The current board and management have essentially revived what was a dormant company, and have now committed to long-term growth and development.

Comment 10:	Page 13. The Company has no agent in the United States.

Comment 11:	Page 16. The discrepancy has been reconciled throughout the Amendment.

Comment 12:	Page 29. We have expanded our explanation to clarify the expenses outlined in "Item 5A - Operating Results".

Comment 13:	Page 31. The Company did not engage in any private placements of its securities in the United States.

Comment 14:	Pages 32-33. We have expanded disclosure regarding the business activities of each Management and Board Member.

Comment 15:	Concerning changes in major share ownership. Pages 36-37.

Comment 16:	Page 37. The company owned by Mr. Pecoskie is Global-tek Associates. This disclosure has been corrected throughout the document.

Comment 17:	Page 38. The table is now correctly labeled (and now numbered as Table No. 16), and tables throughout the document have been consistently labeled.

Comment 18:

18 (a).	Page 42. A majority of votes is required to pass any resolution.

18 (b).	Page 42. Any two shareholders represent quorum.

Comment 19:	Our Auditors, McCarney Greenwood, LLP. spoke with Mr. Stem. New financials have been submitted and four hard copies have also been included for review.

Comment 20:
We reviewed this comment and have found that this comment is also not applicable, as  the Amendment states that the Company is an "exploration stage" company. It does not  state anywhere that it is a "development stage" company.

Comment 21:	Pages 20 & 26 have small scale maps showing the road access to our properties.

Comment 22:
Consents from R.H. Russell and McCarney Greenwood LLP, the Company's auditors,  have been included (as reference letter #2). Because the references to Mr. Ferreira's report on the Bissett Gold  Camp have been deleted, no consent from Mr. Ferreira is included.

400 - 56 Temperance Street	Phone: 416-409-8245
Toronto, Ontario, M5H 3V5	Email: info@grandviewgold.com

Grandview Gold Inc.	August 18, 2005

Comment 23:	Page 19. All references to mines, adjacent or analogous properties, occurrences or exploration activities by other companies have been deleted.

Comment 24:	Mr. Russell spoke with Mr. Baer and has written a supplement that is included with this letter (as reference letter #1).

Please call if you have any questions.

Please acknowledge receipt by stamping the enclosed copy of this letter and returning it in the self-addressed envelope enclosed.

Sincerely,

Ray Pecoskie
President

RP/cs

::encls

400 - 56 Temperance Street	Phone: 416-409-8245
Toronto, Ontario, M5H 3V5	Email: info@grandviewgold.com